Exhibit 99.3

Execution Version

FIFTH AMENDMENT TO RELATIONSHIP AGREEMENT

THIS AMENDING AGREEMENT is made as of the 30th day of June, 2022 (this “Fifth Amendment Agreement”)

AMONG:

BROOKFIELD ASSET MANAGEMENT INC., a corporation existing under the laws of the Province of Ontario

(“BAM”)

-and-

BRP ENERGY GROUP L.P., a limited partnership existing under the laws of the Province of Manitoba

(the “Canadian Service Provider”)

-and-

BROOKFIELD ASSET MANAGEMENT PRIVATE INSTITUTIONAL CAPITAL ADVISER (CANADA), L.P., a limited partnership existing under the laws of the Province of Manitoba

(the “Canadian Service Provider II”)

-and-

BROOKFIELD CANADA RENEWABLE MANAGER LP, a limited partnership existing under the laws of the Province of Ontario

(the “Canadian Service Provider III”)

-and-

BROOKFIELD GLOBAL RENEWABLE ENERGY ADVISOR LIMITED, a company existing under the laws of England

(the “UK Service Provider”)

-and-

BROOKFIELD PRIVATE CAPITAL (DIFC) LIMITED, a private company existing under the laws of Dubai International Financial Centre

(the “Dubai Service Provider”)

-and-

BROOKFIELD RENEWABLE ENERGY GROUP LLC, a limited liability company existing under the laws of the State of Delaware

(the “US Service Provider” and the “International Service Provider”)

-and-

BROOKFIELD RENEWABLE PARTNERS L.P. (formerly Brookfield Renewable Energy Partners L.P.), an exempted partnership existing under the laws of Bermuda

(“BEP”)

-and-

BROOKFIELD RENEWABLE ENERGY L.P., an exempted partnership existing under the laws of Bermuda

(“BRELP”)

-and-

BROOKFIELD BRP HOLDINGS (CANADA) INC., a corporation existing under the laws of the Province of Ontario

(“CanHoldco”)

-and-

BRP BERMUDA HOLDINGS I LIMITED, an exempted company existing under the laws of Bermuda

(“Bermuda Holdco”)

-and-

BROOKFIELD BRP EUROPE HOLDINGS (BERMUDA) LIMITED, an exempted company existing under the laws of Bermuda

(“Europe Holdco”)

-and-

BROOKFIELD RENEWABLE INVESTMENTS LIMITED, an exempted company existing under the laws of Bermuda

(“Investco”)

WHEREAS BAM, the Canadian Service Provider, BEP, BRELP, CanHoldco and Bermuda Holdco (together, the “Original Parties”) together with Brookfield Renewable Energy Group LLC and Brookfield Renewable Energy Group (Bermuda) Limited entered into a relationship agreement dated November 28, 2011 (the “Original Relationship Agreement”);

AND WHEREAS the Original Parties, Brookfield Renewable Energy Group (Bermuda) Limited, and each of the Canadian Service Provider II, the UK Service Provider, Europe Holdco and Investco (collectively, the “Additional Parties”) entered into an amending agreement to the Relationship Agreement dated February 26, 2015 (the “First Amendment”);

AND WHEREAS the Original Parties, Brookfield Renewable Energy Group (Bermuda) Limited, the Additional Parties and the Dubai Service Provider entered into a second amendment to the Relationship Agreement dated July 30, 2020 (the “Second Amendment”);

AND WHEREAS the Original Parties, Brookfield Renewable Energy Group (Bermuda) Limited, the Additional Parties, the Dubai Service Provider and the Canadian Service Provider III entered into a third amendment to the Relationship Agreement dated February 3, 2021 (the “Third Amendment”);

AND WHEREAS the Original Parties, the Additional Parties, the Dubai Service Provider, the Canadian Service Provider III and Brookfield Renewable Energy Group LLC (collectively, the “Parties”) and Brookfield Renewable Energy Group (Bermuda) Limited entered into a fourth amendment to the Relationship Agreement dated November 4, 2021 (the “Fourth Amendment”, and together with the Original Relationship Agreement, the First Amendment, the Second Amendment, and the Third Amendment, the “Relationship Agreement”);

AND WHEREAS the Parties wish to amend the Relationship Agreement to reflect the removal of Brookfield Renewable Energy Group (Bermuda) Limited as International Service Provider (as defined in the Relationship Agreement) and the appointment of Brookfield Renewable Energy Group LLC, the current US Service Provider, as the new International Service Provider effective as of the date hereof;

AND WHEREAS Brookfield Renewable Energy Group (Bermuda) Limited has executed an acknowledgement dated the date hereof acknowledging that it is no longer a party to the Relationship Agreement;

NOW THEREFORE for good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged by the Parties, the Parties hereby agree as follows:

1.1	Replacement of International Service Provider. The Parties hereby agree to amend the terms of the Relationship Agreement as follows:

1.1.1	Brookfield Renewable Energy Group (Bermuda) Limited is hereby removed as a party to the Relationship Agreement;

1.1.2	all references to the term “International Service Provider” in the Relationship Agreement shall hereafter refer to Brookfield Renewable Energy Group LLC;

1.1.3	Section 6.4.11 is hereby deleted in its entirety and replaced with:

“6.4.11 if to the International Service Provider:

Brookfield Renewable Energy Group LLC

250 Vesey Street, 15th Floor

New York, NY

10281-1023”

1.2	Effectiveness. This Fifth Amendment Agreement shall be effective as of the date first written above.

1.3	Ratification. Except as amended hereby, the Relationship Agreement and all of its terms, conditions and obligations are ratified and confirmed.

1.4	Enurement. This Fifth Amendment Agreement and all of the provisions of this Fifth Amendment Agreement shall be binding upon and enure to the benefit of the Parties and their respective successors and permitted assigns.

1.5	Headings. The inclusion of headings in this Fifth Amendment Agreement are for convenience of reference only and shall not affect the construction or interpretation hereof.

1.6	Governing Law. This Fifth Amendment Agreement will be governed by and construed in accordance with the laws of the Province of Ontario and the laws of Canada applicable therein.

1.7	Counterparts. This Fifth Amendment Agreement may be signed in counterparts and each of such counterparts will constitute an original document and such counterparts, taken together, will constitute one and the same instrument.

[Signature Page Follows]

IN WITNESS WHEREOF, the Parties have caused this Fifth Amendment Agreement to be executed as of the date first above written.

BROOKFIELD ASSET MANAGEMENT INC.

By:	/s/ Katayoon Sarpash
	Name:	Katayoon Sarpash
	Title:	Senior Vice-President, Legal and Regulatory

BRP ENERGY GROUP L.P., by its general partner, BROOKFIELD RENEWABLE ENERGY GROUP G.P. INC.

By:	/s/ William Fyfe
	Name:	William Fyfe
	Title:	Senior Vice President

BROOKFIELD ASSET MANAGEMENT PRIVATE INSTITUTIONAL CAPITAL ADVISER (CANADA), L.P., by its general partner, BROOKFIELD PRIVATE FUNDS HOLDINGS INC.

By:	/s/ Katayoon Sarpash
	Name:	Katayoon Sarpash
	Title:	Senior Vice-President

BROOKFIELD CANADA RENEWABLE MANAGER LP, by its general partner, 1812380 ONTARIO LIMITED

By:	/s/ William Fyfe
	Name:	William Fyfe
	Title:	Senior Vice President

BROOKFIELD GLOBAL RENEWABLE ENERGY ADVISOR LIMITED

By:	/s/ Philippa Elder
	Name:	Philippa Elder
	Title:	Company Director

BROOKFIELD PRIVATE CAPITAL (DIFC) LIMITED

By:	/s/ Anuj Ranjan
	Name:	Anuj Ranjan
	Title:	Director

BROOKFIELD RENEWABLE ENERGY GROUP LLC

By:	/s/ Michael Tebbutt
	Name:	Michael Tebbutt
	Title:	Senior Vice President

BROOKFIELD RENEWABLE PARTNERS L.P., by its general partner, BROOKFIELD RENEWABLE PARTNERS LIMITED

By:	/s/ James Bodi
	Name:	James Bodi
	Title:	Vice President

BROOKFIELD RENEWABLE ENERGY L.P., by its general partner, BREP HOLDING L.P., by its general partner, BRP BERMUDA GP LIMITED

By:	/s/ James Bodi
	Name:	James Bodi
	Title:	Vice President

BROOKFIELD BRP HOLDINGS (CANADA) INC.

By:	/s/ Jennifer Mazin
	Name:	Jennifer Mazin
	Title:	General Counsel and Corporate Secretary

BRP BERMUDA HOLDINGS I LIMITED

By:	/s/ James Bodi
	Name:	James Bodi
	Title:	Vice President

BROOKFIELD BRP EUROPE HOLDINGS (BERMUDA) LIMITED

By:	/s/ James Bodi
	Name:	James Bodi
	Title:	Vice President

BROOKFIELD RENEWABLE INVESTMENTS LIMITED

By:	/s/ James Bodi
	Name:	James Bodi
	Title:	Vice President